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                              August 19, 2021

       Brian Mitts
       Chief Financial Officer
       NexPoint Real Estate Finance, Inc.
       2515 McKinney Avenue, Suite 1100
       Dallas, TX 75201

                                                        Re: NexPoint Real
Estate Finance, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            Filed February 25,
2021
                                                            Form 10-Q for the
quarterly period ended June 30, 2021
                                                            Filed August 3,
2021
                                                            File No. 001-39210

       Dear Mr. Mitts :

               We have reviewed your August 6, 2021 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our July 28,
       2021 letter.

       Form 10-Q for the quarterly period ended June 30, 2021

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Core Earnings , page 31

   1. We note your response to comment 1 and continue to believe the measure should be retitled given the
adjustments for various unrealized gains (losses) which appear to relate to current operations
(e.g. company holding CMBS until maturity). Please revise the title of the measure in
future filings to more appropriately reflect its use.
 Brian Mitts
NexPoint Real Estate Finance, Inc.
August 19, 2021
Page 2

      You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon
Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.



FirstName LastNameBrian Mitts                           Sincerely,
Comapany NameNexPoint Real Estate Finance, Inc.
                                                        Division of Corporation
Finance
August 19, 2021 Page 2                                  Office of Real Estate &
Construction
FirstName LastName